Exhibit 3.01

Summary of Amendments to Memorandum and Articles of Association

The Memorandum and Articles of Association of Flextronics International Ltd. (the “Company”), which define the rights of the holders of the Company’s Ordinary shares, have been modified as a result of the Singapore Companies (Amendment) Act 2005 (the “Companies Act Amendment”), which became effective on January 30, 2006.

The Companies Act Amendment, among other things, eliminated the concept of the par or nominal value of shares and eliminated the concept of the authorized share capital of companies.

As a result of these changes, effective January 30, 2006,

•	all Ordinary shares of the Company presently outstanding as well as any Ordinary shares issued in the future shall be no par value shares; and

•	any provision in the Company’s Memorandum and Articles of Association that states the amount of the Company’s authorized share capital is no longer effective.